EGA Emerging Global Shares Trust
171 East Ridgewood Ave.
Ridgewood, NJ 07450

ALPS Distributors, Inc.
1290 Broadway
Suite 1100
Denver, CO 80203

September 26, 2012

VIA EDGAR

Filing Desk
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

        Re:     EGA Emerging Global Shares Trust
SEC File Nos. 333-155709 and 811-22255
Request for Acceleration

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned officers of EGA Emerging Global Shares Trust (the “Registrant”) and its principal underwriter, ALPS Distributors, Inc., respectfully request that the effectiveness of Post-Effective Amendment Nos. 28/30 to the Registrant’s Registration Statement on Form N-1A filed on August 24, 2012 (the “Amendment”) be accelerated to the soonest practicable date because the U.S. Securities and Exchange Commission (“SEC”) has issued an order granting the relief requested in the exemptive application of the Registrant and EGA that the Funds will be relying on.

The Registrant previously filed an amendment under Rule 485(a)(2) on December 5, 2011 to add the EGShares India Consumer Goods ETF, EGShares Turkey Small Cap ETF, EGShares South Africa Small Cap ETF, EGShares Beyond BRICs Emerging Asia Consumer ETF, EGShares Emerging Markets Balanced Income ETF, EGShares Beyond BRICs Emerging Asia Small Cap ETF, EGShares Emerging Markets Consumer Small Cap ETF, EGShares Emerging Markets Real Estate ETF, EGShares Beyond BRICs Emerging Asia Infrastructure ETF, EGShares Low Volatility China Dividend ETF and EGShares Low Volatility Brazil Dividend ETF (the “Funds”) as new series of shares of the Registrant and subsequently filed a delaying amendment under Rule 485BXT on February 17, 2012.  The Registrant also filed an amendment under Rule 485(a)(1) on March 24, 2012 for the purposes of: (i) responding to comments conveyed by the staff of the SEC on the amendment; (ii) updating certain information contained in the prospectus and the statement of additional information relating to the Funds; (iii) adding new exhibits to the Registration Statement; and (iv) making Emerging Global Advisors, LLC (“EGA”), the full investment adviser of the Funds.  The Registrant then filed an amendment under Rule 485(a)(1) on April 27, 2012 for the purposes of: (i) updating certain information contained in the

Filing Desk
U.S. Securities and Exchange Commission
September 26, 2012

prospectus and the statement of additional information relating to the Funds and (ii) delaying the effectiveness of Post-Effective Amendment Nos. 19/21.  In addition, the Registrant filed an amendment under Rule 485(a)(1) on June 25, 2012 for purposes of: (i) updating certain information contained in the prospectus and the statement of additional information relating to the Funds and (ii) delaying the effectiveness of Post-Effective Amendment Nos. 22/24.  The Registrant then filed an amendment under Rule 485(a)(1) on August 24, 2012 for the purposes of: (i) updating certain information contained in the prospectus relating to the Funds and (ii) delaying the effectiveness of Post-Effective Amendment Nos. 25/27.  The prospectus and statement of additional information contained in the Amendment relate only to the Funds.  The prospectuses and statements of additional information relating to the other series of the Registrant are not amended or superseded thereby.

It is our understanding that Ms. Mary A. Cole has discussed the possible acceleration of the Registration Statement with Michael D. Mabry of Stradley Ronon Stevens & Young, LLP.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing; (ii) should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the request for acceleration of the effective date of the Registration Statement.  Please contact Michael D. Mabry at (215) 564-8011 if you have any questions or need further information.

Sincerely,

/s/ Robert C. Holderith
Robert C. Holderith
President
EGA Emerging Global Shares Trust

/s/ Tané T. Tyler
Tané T. Tyler
Senior Vice President, Secretary, General Counsel
ALPS Distributors, Inc.

cc:	Mary A. Cole
Michael D. Mabry